SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated September 10, 2012, filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated September 10, 2012, the Company reported its financial statements for the twelve-month period ended on June 30, 2012 and June 30, 2011 requested by Section 62 of the Bolsa de Comercio de Buenos Aires’ rules.

IRSA Inversiones y Representaciones Sociedad Anónima
June 30, 2012 and 2011
1. Period Results
	In thousands of Ps.
	06/30/12	06/30/11
Ordinary	280,081	294,785
Extraordinary		-
Period Profit	280,081	294,785

2. Net Worth Composition

Subscribed Capital	578,676	578,676
Treasury Shares		-
Total Subscribed Capital	578,676	578,676
Capital integral adjustment	274,387	274,387
Premium on Shares	793,123	793,123
Legal Reserve	71,136	57,031
Reserve for New Projects	419,783	391,262
Long-term incentive program reserve	2,595	-
Temporary exchange difference	79,975	34,124
Retained Earnings	115,604	185,084
Total Net Worth	2,335,279	2,313,687

In accordance with Section o), of the above referred rules, the Company informed that as of the end of the Financial Statements period the authorized stock capital of the Company was Ps. 578,676,460; its share composition is divided into 578,676,460 non endorsable registered common shares face value Ps. 1 each, and with one vote each.

The principal shareholder of the Company is Cresud S.A.C.I.F.y A. (“Cresud”), with 371,517,973 shares, representing 64.20% of the issued and outstanding capital stock of the Company.

Furthermore, we inform that as of June 30, 2012, without taking into account Cresud’s holdings, other share holders held 207,158,487 nominative non-endorsable common shares of $1 par value each and entitled to 1 vote each, which represents 35.80% of the issued and outstanding capital stock.

As of June 30, 2012, there were no outstanding warrants or convertible notes for the purchase of our shares.

Among the activities developed during the fiscal year, the following may be highlighted:

•	During this fiscal year our business lines posted highly satisfactory results. The Company’s EBITDA rose by 20.6% compared to 2011, mainly explained by the Shopping Centers and Offices segments.

•	Net income for the fiscal year was Ps. 280.1 million, in line with the previous fiscal year.

•
Shopping centers ended the year with a 28.3% increase in sales as compared to 2011 and a portfolio occupancy rate of 98.4%. EBITDA from this segment grew 33.1% and the EBITDA/revenue margin reached 79%.

•
During this fiscal year we purchased 50% of the company Nuevo Puerto Santa Fe, owner of La Ribera shopping center in a plot of land held under concession. In addition, in December 2011 we started developing our “Arcos” project located in the neighborhood of Palermo, in the City of Buenos Aires.

•	The Offices business saw its EBITDA rise by 21.3% as compared to 2011 mainly due to a higher portfolio occupancy rate, which increased from 91% to 98%.

•
As concerns our Sales and Developments segment, during this year we sold the Yacht V and VI office building located in Dock I, Puerto Madero, the land reserve Thames 1868 in San Justo, the “Palacio Alcorta” commercial property, and 50% of the stock capital of Quality Invest S.A., owner of the Nobleza Piccardo industrial plant. In all cases, we obtained very good results from the sale of these assets as compared to their book values.

•
Our interest in Banco Hipotecario has had a favorable impact on our results, contributing income for ARS 105.0 million during this fiscal year, an increase of 37% as compared to the previous fiscal year, mainly due to an improvement in the bank’s financial margin.

•
During this year we entered into an agreement with Supertel Hospitality Inc whereby we acquired 3,000,000 convertible preferred shares, including an investment of approximately USD 20 million made by IRSA. Supertel is a Real Estate Investment Trust listed on the Nasdaq under the symbol “SPPR”, focused on medium-class and long-stay hotels in 23 states of the United States of America.

•	During this fiscal year we issued ARS 300 million in the local market, which we used to restructure short-term debt maturities.

•	Finally, during fiscal year 2012 we paid cash dividends to our shareholders in two opportunities for a total amount of Ps. 310.6 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: September 14, 2012